SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC

                      FORM U-12(I)-B (THREE YEAR STATEMENT)

                          Three year period ending 2004

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1. Name and business address of person filing statement.

                           Susan L. LaBombard
                           701 Pennsylvania Avenue, NW
                           Suite 300
                           Washington, DC 20004

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

                           Not Applicable

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                           Ameren Corporation
                           Ameren Energy Fuels Company
                           Ameren Energy Generating Company
                           Ameren Services Company
                           Central Illinois Public Service Company
                           Union Electric Company


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position.

          Federal Affairs Representative-
          Responsibilities - Lobby the US Congress on issues pertinent to the utility Industry - Review proposed federal legislation to determine impact on utility industry,power generation, and fossil fuels
                           - Communicate regularly with officers and employees
                             of employer to keep them apprised of issues pending before the US Congress

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.


---------------------------------- ----------------------------------------------------- ----------------------------------------
        Name of Recipient                            Salary or other                      Person or Company from Whom Received
                                                      Compensations                                 or to be Received

---------------------------------- ----------------------------------------------------- ----------------------------------------
---------------------------------- --------------------------- ------------------------- ----------------------------------------
                                          received (a)            to be received (b)
---------------------------------- --------------------------- ------------------------- ----------------------------------------
---------------------------------- --------------------------- ------------------------- ----------------------------------------

       Susan L. LaBombard                  $ 108,250                  $ 221,059                       Ameren Corp.
                                                                                                          (0%)
                                                                                                   Ameren Services Co.
                                                                                                          (5%)
                                                                                                   Union Electric Co.
                                                                                                          (70%)
                                                                                                 Cent. IL Pub. Ser. Co.
                                                                                                          (25%)
---------------------------------- --------------------------- ------------------------- ----------------------------------------

5.(b) Not Applicable.

6. (To be answered in supplementary statement only.)


Date 02/28/01         by   /S/ Susan L. LaBombard
                     -----------------------------
                           Susan L. LaBombard